SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CNL Growth Properties, Inc.

(Name of Subject Company)

CNL Growth Properties, Inc.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

12625D101

(CUSIP Number of Class of Securities)

Thomas K. Sittema

Chief Executive Officer and President

450 South Orange Avenue

Orlando, Florida 32801

407-650-1000

Copy to:

Richard E. Baltz

Neil Goodman

Arnold & Porter, LLP

555 Twelfth Street NW

Washington, DC 20004-1202

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2015 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”), by Everest REIT Investors I (the “Bidder”), to purchase up to 1,130,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of CNL Growth Properties, Inc. (the “Company”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2015 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Bidder on December 2, 2015, as amended from time to time (the “Schedule TO”).

All information in the Schedule 14D-9 filed on December 7, 2015 is incorporated by reference into this Amendment No. 1 and, except as otherwise set forth below, the information included in the Schedule 14D-9 filed on December 7, 2015 remains unchanged.

This Amendment No. 1 is being filed to update and supplement Item 4 and Item 9 of the Schedule 14D-9 filed on December 7, 2015, as reflected below.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

On December 15, 2014, the Bidder amended the Offer to increase the offer price from $5.00 to $5.70 per share (the “Offer Price”), and extended the expiration date of the Offer to January 6, 2016.

The board of directors of the Company (“Board”) encourages stockholders to review the reasons for the Board’s recommendation set forth in the Schedule 14D-9 filed on December 7, 2015. For those reasons, the Board continues to believe that the Offer Price is significantly less than the current and potential long-term value of the Shares and, accordingly, recommends that the Company’s stockholders reject the revised Offer and not tender their Shares to the Bidder for purchase pursuant to the Offer. Copies of the Schedule 14D-9 filed on December 7, 2015 and this Amendment are available on the SEC’s website at www.sec.gov and on the Company’s website at www.cnlgrowthproperties.com.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares to the Bidder pursuant to the revised Offer, and that because there is no trading market for the Shares an individual stockholder may determine to tender his or her shares to the Bidder based on, among other things, his or her liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Bidder pursuant to the Offer, each stockholder should keep in mind that the Board makes no assurances with respect to (i) future distributions, if any (except the special distribution of $1.70 per share that will be paid on or before December 31, 2015 to stockholders of record as of November 23, 2015, or (ii) the timing of providing liquidity to the stockholders.

A copy of a letter to stockholders is included as Exhibit (a)(4) hereto and incorporated by reference herein.

ITEM 9.         EXHIBITS.

Exhibit No.	Description

(a)(4)	Text of Letter to the Company’s Stockholders.

(a)(5)	Text of E-Mail to Financial Advisors

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2015		CNL GROWTH PROPERTIES, INC. a Maryland corporation

	By:	/s/ Thomas K. Sittema
Thomas K. Sittema
Chief Executive Officer and President